Exhibit 99.2

AMTD IDEA Group’s Controlling Shareholder, Directors and Executive Officers Enter into Voluntary Lock-up on Holdings

PARIS, NEW YORK and SINGAPORE, April 8, 2026 — AMTD IDEA Group (“AMTD IDEA Group”) (NYSE: AMTD; SGX: HKB), a NYSE and SGX-ST dual-listed company and a subsidiary of AMTD Group Inc. (“AMTD Group”), today announced that AMTD Group and all of AMTD IDEA Group’s directors and executive officers have entered into a voluntary lock-up arrangement in respect of its holdings in AMTD IDEA Group. Specifically, each of them has undertaken not to sell any equity securities its owns in AMTD IDEA Group in the open market for 2 years commencing on the date of this press release.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions conglomerate group, connecting companies and investors with global markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles. AMTD IDEA Group is uniquely positioned as an active super connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group and/or AMTD Digital, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group with the SEC. All information provided in this press release is as of the date of this press release, and none of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group undertakes any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

IR Office
AMTD IDEA Group
EMAIL: ir@amtdinc.com